06004614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC RECEIVED PROCESSING FEB 28 2006 WASH. D.C. 213 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wellington Square Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Avenue of the Americas 40th Floor
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Howard Teig (516) 931-5506
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Company LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BEST AVAILABLE COPY

OATH OR AFFIRMATION

I, Howard Teig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellington Square Securities LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Howard Teig
Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLINGTON SQUARE SECURITIES LLC
(A Limited Liability Company)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2005

WITH
INDEPENDENT AUDITORS' REPORT

CONTENTS

Year Ended December 31, 2005

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

INDEPENDENT AUDITORS' REPORT

To the Members of
Wellington Square Securities LLC:

We have audited the accompanying statement of financial condition of Wellington Square Securities LLC (a Limited Liability Company) as of December 31, 2005, and the related statements of income (loss), changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wellington Square Securities LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosen Seymour Shapss Martin & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 4, 2006

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

Assets

Cash	$ 1,584
Prepaid expenses and other assets	4,650
Total assets	$ 6,234

Liabilities and Members' Capital (Deficit)

Liabilities:	
Accrued expenses	$ 7,407
Total liabilities	
Members' capital (deficit)	(1,173)
Total liabilities and members' capital (deficit)	$ 6,234

The accompanying notes are an integral part of these financial statements.

STATEMENT OF INCOME (LOSS)

Year Ended December 31, 2005

Revenues:	
Fee income	$ 307,000
Interest income	73
Total revenues	307,073
Expenses:	
Professional services	342,317
Regulatory fees and expenses	2,604
Rent expense	27,900
Office expense	1,626
Consulting fee	4,799
Other expenses	967
Total expenses	380,213
Net loss	$ (73,140)

The accompanying notes are an integral part of these financial statements.

WELLINGTON SQUARE SECURITIES LLC
(A Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' CAPITAL (DEFICIT)

Year Ended December 31, 2005

Members' capital (deficit):	
January 1, 2005	$ 71,967
Net (loss) – year 2005	(73,140)
December 31, 2005	$ (1,173)

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2005

Cash flows from operating activities:	
Net loss	$ (73,140)
Decrease in operating assets:	
Prepaid expenses and other assets	2,650
Decrease in operating liabilities:	
Accrued expenses	207
Net cash used in operating activities	(70,283)
Net decrease in cash	(70,283)
Cash:	
Beginning of year	71,867
End of year	$ 1,584

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

The Company is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers ("NASD"). The Company's principal lines of business are the private placement of securities and merger and acquisition advisory services for clients in the United States.

2. Significant Accounting Policies

Fee Income

The Company earns fees on the private placement of securities and merger and acquisition advisory services. Revenue is recognized at the closing of the transaction.

Income Taxes

A limited liability company is treated as a partnership for income tax purposes and is not subject to federal or state income taxes. The taxable income or loss of the Company is included in the individual income tax returns of its members based upon their percentages of ownership. Consequently, no provision for federal or state income taxes is required in the accompanying financial statements. However, the Company is subject to the New York City unincorporated business tax which has been estimated to be $-0- for 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that subject the Company to risk of loss consists principally of deposits with financial institutions. The Company invests its excess cash in deposits with major financial institutions, with strong credit ratings, and has established guidelines relative to diversification and maturities that maintain safety and liquidity.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

3. Members' Capital

On November 24, 2004 the Company filed a notice with the National Association of Securities Dealers of its intent to change the ownership and control of the Company. On May 19, 2005 the National Association of Securities Dealers approved the application for change in ownership. To date the change in ownership has not occurred.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had a net capital deficit of $5,823 which resulted in a net capital deficit of $10,823. On January 24, 2006, a member of the Company made a capital contribution to the Company for $15,000.

SUPPLEMENTARY INFORMATION

SCHEDULE I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2005

Net capital (deficit):	
Members' capital (deficit)	$ (1,173)
Deductions:	
Non-allowable assets	4,650
Net capital (deficit) before haircuts on securities positions	(5,823)
Haircuts on securities	-
Net capital (deficit)	$ (5,823)
Total aggregate indebtedness	$ 7,407
Computation of Basic Net Capital Requirement	
Minimum net capital required by Rule 15c3-1(2)(vi)	$ 5,000
Capital deficiency at 1,500 percent	$ (10,823)
Capital deficiency at 1,000 percent	$ (6,563)
Ratio: aggregate indebtedness to net capital deficiency	1.27 to 1

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2005 filed by Wellington Square Securities LLC on the unaudited Form X-17A-5. Accordingly, no reconciliation is necessary.

See independent auditors' report.

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL**

The Members of
Wellington Square Securities LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Wellington Square Securities LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the members and management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 4, 2006